Global Quest, Ltd.
103-1602 Gogi 3,
Sujigu, Yonginsi,
Geong Gido, Korea

November 16, 2015

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street N.E.
Washington D.C. 20002

Attention: Ji Shin

Re:	Request for acceleration of the effective date of the Registration Statement on Form S1/A of Global Quest, Ltd. Filed October 29, 2015;

Pursuant to Rule 461of the Securities Act of 1933, as amended the undersigned hereby requests  that the Form S1/A Registration Statement of Global Quest, Ltd. be declared effective on Thursday November , 19, 2015 at 12:00 PM EDT or on such earlier or later date as the Commission acting pursuant to Rule 461 shall determine.

 Global Quest, Ltd. acknowledges that

• should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1/A effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1/A;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1/A; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

.

Yours truly,

/s/ Shim Kyoung Hwa

Shim Kyoung Hwa
President, CEO and Director